

Shandoka, LLC

June 10, 2021

Subject: Certification of Financial Statements by Principal Executive Officer

I, Ernest Eich, certify that:

(1) the financial statements of the Shandoka, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of the Shandoka, LLC included in this Form reflects accurately the information reported on the tax return for Shandoka, LLC filed for the fiscal year ended 12-31-2019 and 12-31-2020.

Sincerely,

Ernest Eich
Shandoka, LLC

1213 West Morehead Street, 5th Floor,
Charlotte NC 28208

Profit and Loss

Shandoka

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Cost of Goods Sold	
Freight & Shipping Costs	$911.80
Product Samples	$20,000.00
Purchases – Parts & Materials	$3,573.77
Total Cost of Goods Sold	**$24,485.57**
Gross Profit	**-$24,485.57**
As a percentage of Total Income	0.00%
Operating Expenses	
Bank Service Charges	$114.82
Computer – Hardware	$160.86
Computer – Hosting	$266.99
Computer – Software	$3,764.98
Meals and Entertainment	-$12.08
Professional Fees	$6,926.00
Rent Expense	$203.94
Taxes – Corporate Tax	$202.00
Travel Expense	$93.78
Vehicle – Fuel	$83.32

Operating Expenses

Total Operating Expenses $11,804.61

Net Profit -$36,290.18
As a percentage of Total Income 0.00%

Cash Flow

Shandoka

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Purchases	-$40,970.18
Net Cash from Operating Activities	**-$40,970.18**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$41,250.00
Net Cash from Financing Activities	**$41,250.00**

OVERVIEW	
Starting Balance	**$1,033.47** As of 2020-01-01
Gross Cash Inflow	$48,300.18
Gross Cash Outflow	$48,020.36
Net Cash Change	**$279.82**
Ending Balance	**$1,313.29** As of 2020-12-31

Balance Sheet

Shandoka

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Basic Business Checking (243)	$620.01
Basic Business Checking (674)	$25.11
Business Checking (749)	$182.73
Business Savings (313)	$5.14
Cash on Hand	$480.30
Total Cash and Bank	**$1,313.29**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$1,313.29**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Eich-L-1	$5,028.09
Promissory Loan H-1	$39,500.00
Total Long-term Liabilities	**$44,528.09**
Total Liabilities	**$44,528.09**

Equity

Retained Earnings	
Profit for all prior years	-$6,924.62
Profit between Jan 1, 2020 and Dec 31, 2020	-$36,290.18
Total Retained Earnings	**-$43,214.80**
Total Equity	**-$43,214.80**

Profit and Loss

Shandoka

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Total Income	**$0.00**
Cost of Goods Sold	
Purchases – Parts & Materials	$1,200.00
Total Cost of Goods Sold	**$1,200.00**
Gross Profit	**-$1,200.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Bank Service Charges	$24.92
Professional Fees	$4,680.00
Rent Expense	$1,019.70
Total Operating Expenses	**$5,724.62**
Net Profit	**-$6,924.62**
As a percentage of Total Income	0.00%

Cash Flow

Shandoka

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Purchases	-$2,244.62
Net Cash from Operating Activities	**-$2,244.62**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	$3,278.09
Net Cash from Financing Activities	**$3,278.09**

OVERVIEW

Starting Balance	**$0.00** As of 2019-01-01
Gross Cash Inflow	$3,278.17
Gross Cash Outflow	$2,244.70
Net Cash Change	**$1,033.47**
Ending Balance	**$1,033.47** As of 2019-12-31

Balance Sheet

Shandoka

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Business Checking (749)	$548.03
Business Savings (313)	$5.14
Cash on Hand	$480.30
Total Cash and Bank	**$1,033.47**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$1,033.47**
Liabilities	
Current Liabilities	
Accounts Payable	$4,680.00
Total Current Liabilities	**$4,680.00**
Long-term Liabilities	
Eich-L-1	$3,278.09
Total Long-term Liabilities	**$3,278.09**
Total Liabilities	**$7,958.09**

Equity	
Retained Earnings	
Profit between Jan 1, 2019 and Dec 31, 2019	-$6,924.62
Total Retained Earnings	**-$6,924.62**
Total Equity	**-$6,924.62**